Filed by Cendant Corporation
Commission File No. 1-10308
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trendwest Resorts, Inc.
Commission File No. 0-22979

These documents are being filed pursuant to Rule 425 under the Securities Act of 1933.

On April 1, 2002, Cendant Corporation and Trendwest Resorts, Inc. issued the following press release.

CENDANT TO ACQUIRE TRENDWEST RESORTS
Acquisition Expands Product Offering in the Timeshare Industry
Transaction Expected to be Immediately Accretive to Cendant's Earnings Per Share

New York, NY and Redmond, WA 04-01-2002—Cendant Corporation (NYSE: CD) and Trendwest Resorts, Inc. (Nasdaq: TWRI) today announced that they have signed a definitive merger agreement for Cendant to acquire all of the outstanding common stock of Trendwest through a tax-free exchange of Cendant common stock. Cendant also entered into a definitive stock purchase agreement to acquire approximately 90% of the outstanding shares of Trendwest from JELD-WEN and certain stockholders. JELD-WEN owns approximately 81% of Trendwest. Cendant will issue approximately 48.3 million shares and assume approximately $74 million of Trendwest net debt, which will be repaid.

Trendwest, through WorldMark, the Club and WorldMark South Pacific Club, markets, sells, and finances vacation ownership interests. The acquisition will provide Cendant's timeshare operations with a second national brand and will accelerate geographic diversification. Cendant's existing timeshare operations, Fairfield Resorts and Equivest, are principally located in the eastern United States; Trendwest's 48 properties are located primarily in the western United States, British Columbia, Mexico, Hawaii and the South Pacific.

Furthermore, the Trendwest acquisition provides additional diversity to Cendant's timeshare product offering. With approximately 150,000 timeshare owners, Trendwest was one of the first major timeshare companies to create and implement an innovative and highly flexible points-based system of ownership.

Like Fairfield, Trendwest utilizes direct marketing to identify prospects, enabling Cendant to use its proprietary database, which should lead to more cost effective marketing and provide even greater earnings opportunity. Trendwest has a history of consistent growth. Since 1997, revenues and pre-tax net income have grown at a compounded annual growth rate of 33% and 28%, respectively. In addition, Trendwest and Cendant have identified about $15 million annually in achievable synergies. Cendant expects that the acquisition of Trendwest will be immediately accretive. Accordingly, Cendant will increase its forecast for 2002 by $0.01 upon the closing of the transaction. Trendwest is expected to add approximately $0.02 in 2003 to adjusted earnings per share.

Bill Peare, president and CEO of Trendwest, stated: "The management at Trendwest is excited about the new ownership because it significantly enhances our market presence with our current and potential customers. Some of the benefits of this relationship include access to new distribution channels and customers and the availability of new financial resources to support our aggressive growth strategy."

Peare continued, "It is clear that Cendant recognizes the value of Trendwest, with its strong brand image, flexible points-based system and the quality products that fulfill the vacationing needs of today's traveler. Management of both Trendwest and Cendant recognize the contributions that the Trendwest employees have made in building Trendwest into the great company that it is today."

Stephen P. Holmes, chairman of Cendant's Hospitality Division, stated: "Trendwest is known throughout the timeshare industry for its experienced and skillful management team, strong earnings and sales growth and flexible, points-based system. Furthermore, Trendwest geographically expands our footprint in the vacation ownership business by giving us a strong presence in the western United States and Asia/Pacific regions. We plan to maximize growth by maintaining both Fairfield and Trendwest brands. Finally, in addition to the market, distribution and product advantages Trendwest brings to

Cendant, we also expect there to be considerable benefits achieved by incorporating the best demonstrated practices of both Fairfield and Trendwest."

Under the terms of the agreements Trendwest stockholders will receive between 1.297 and 1.486 shares of Cendant common stock per Trendwest share through a tax-free exchange of Cendant common stock. The number of Cendant shares to be issued will fluctuate from 1.486 Cendant shares per Trendwest share if the average price per Cendant share is equal to or less than $16.15 during the measurement period to 1.297 Cendant shares per Trendwest share if the average price per Cendant share is equal to or greater than $18.50 during the measurement period. Therefore, the total number of Cendant shares to be issued will be between 55.4 million and 48.3 million. If the average price per Cendant share during the measurement period is below or above the collar, the value of the transaction will be less or greater than $24.00 per common share of Trendwest.

The transaction will be consummated in two steps. The first step of the transaction, which is the purchase of 90% of the outstanding shares from JELD-WEN and certain other stockholders, is expected to close no later than May 1, 2002, if all customary regulatory and closing conditions have been satisfied. The second step of the transaction, which is the purchase of the remaining 10% of the outstanding shares (which will have an exchange ratio no less than the ratio in the first step), will close upon the effectiveness of the registration statement on Form S-4 relating to the issuance of Cendant stock to such holders.

For purposes of determining the exchange ratio relating to the issuance of Cendant stock to the public stockholders of Trendwest in the second step, the exchange ratio will be based on the lesser of (1) the average Cendant stock price for the 10 trading days preceding the second trading day prior to the effectiveness of the registration statement on Form S-4 or (2) the average Cendant stock price for the 10 trading days preceding the second trading day prior to the purchase of 90% of Trendwest shares.

If the average Cendant stock price per share is at or below $13.50 over a 10-day trading period preceding the second trading day prior to the purchase of the Trendwest stock in the first step of the transaction, JELD-WEN will have a right to terminate the transaction. Banc of America Securities acted as the exclusive financial advisor to the Board of Directors of Trendwest. UBS Warburg acted as a financial advisor to Cendant.

Cendant will host a conference call to discuss its acquisition of Trendwest on Monday, April 1, 2002 at 11:00 a.m. (EST). Individuals dialing into the conference call at (913) 981-4900 are encouraged to do so beginning at 10:45 a.m. (EST) as the call will begin promptly at 11:00 a.m. The conference call will also be available through a live Webcast at www.cendant.com. To access the call online, go to the Investor Center portion of www.cendant.com prior to the call to install the necessary audio software. A replay of the call will be available from 1:00 p.m. (EST) on Monday, April 1, 2002 until 7:00 p.m. (EST) on Sunday, April 7, 2002. The replay phone number and access code are (719) 457-0820 and 551093, respectively.

Trendwest will host a conference call to discuss its acquisition by Cendant on April 1, 2002, at 9 AM, PST. To access the call, investors should dial (800) 664-1539 (US/Canada) or (706) 643-0970 (International). The conference call will also be available through a live Webcast at www.trendwest.com. A replay of the call will be available on the Company's website through April 30, 2002, or by dialing (800) 642-1687 (US/Canada) or (706) 645-9291 (International)—access code is 3717202—through April 4, 2002.

About Cendant
Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 60,000 employees, New York City-based Cendant provides these services to business and consumers in over 100 countries. More information about Cendant, its companies, brands and current

SEC filings may be obtained by visiting the Company's Web site at http://www.cendant.com or by calling 877-4-INFOCD (877-446-3623).

About Trendwest
Trendwest Resorts, Inc., headquartered in Redmond, Washington, is a leader in the timeshare industry. Through its exclusive relationships with WorldMark, the Club, and WorldMark South Pacific Club, Trendwest provides a flexible vacation ownership system, based on use of Vacation Credits. At December 31, 2001, Trendwest had 45 sales offices, and approximately 150,000 WorldMark and WorldMark South Pacific owners enjoyed over 2,780 condominium units at 48 resort locations in the United States, British Columbia, Mexico, Fiji and Australia. For more information visit Trendwest and WorldMark at www.trendwestresorts.com, and www.worldmarktheclub.com.

Statements about future results made in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Each of Cendant and Trendwest cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-K for the year ended December 31, 2001 and Trendwest's Form 10-K for its year ended December 31, 2001. In addition, such forward looking statements are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, including the uncertainty regarding consummating any possible acquisition of Trendwest International, Inc., many of which are beyond the control of management of Cendant, Trendwest and their affiliates. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such statements herein should not be regarded as a representation by Cendant, Trendwest or their affiliates that the statements will prove to be correct.

This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Cendant Media Contact:
Elliot Bloom
SVP Corp. Communications
212-413-1832

Cendant Investor Contact:
Sam Levenson
SVP Corp. and Investor Relations
212-413-1834

Trendwest Media Contact:
Ric Rosa
1-800-691-7259
email: media@trendwestresorts.com

Trendwest Investor Contact:
Chief Financial Officer
Tim O'Neil
425-498-2561

Rick Rinaldo
425-498-2564
email: investorrelations@trendwestresorts.com

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THE FOLLOWING IS A CONFERENCE CALL SCRIPT USED BY CENDANT CORPORATION ON APRIL 1, 2002.

CENDANT CORPORATION
Tornado Acquisition
Conference Call
April 1, 2001

Operator:

  Good day and welcome to Cendant Corporation's conference call. Today's conference call is being recorded.

  At this time for opening remarks and introductions, I would like to turn the conference over to Mr. Sam Levenson, Senior Vice President, Corporate and Investor Relations. Please go ahead.

Sam Levenson:

  Thank you, Operator. Good morning everyone.

  Before I turn the call over to our Chairman, I would like to remind everyone of three things. First, the rebroadcast, reproduction or retransmission of this conference call and Webcast without the express written consent of Cendant Corporation is strictly prohibited.

  Second, if you did not receive a copy of our press release, it is available on our Web site at www.cendant.com. Visitors to our Web site can also sign up for automated e-mail alerts of breaking news, SEC filings or additions to our presentation calendar. The press release may also be obtained by the company's Fax on Demand system at 877-4INFO-CD or on the First Call system.

  Finally, the company will be making statements about its future results during this call. Statements about future results made in the call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

  These statements are based on current expectations and the current economic environment. The company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements.

  Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements and projections are specified in the company's Form 10-K for the year ended December 31, 2001. Moreover, events and responses relating to national security could also negatively impact actual results.

  And now I would like to turn the call over to the Cendant Chairman, President and Chief Executive Officer, Henry Silverman.

Henry Silverman

  Thank you Sam. I would like to mention that also on the call with me today are Steve Holmes, Chairman of the Hospitality Division, and Kevin Sheehan, our Chief Financial Officer.

  I am very pleased to report that this morning we announced the acquisition of the largest independent timeshare company in the United States, Trendwest Resorts. We view this acquisition as a compelling strategic opportunity for our Company to further penetrate this large segment of the Travel industry which continues to grow sales of timeshare units at 15% to 20% annually.

  As Steve will tell you we have enjoyed great success—beyond our own expectations—with our acquisitions of Fairfield Resorts and Equivest and we expect similar results from Trendwest.

  Over a year ago when we planned our timeshare strategy with the help of the long time managers at our RCI timeshare exchange business we identified Fairfield and Trendwest as the largest and best managed companies in the Timeshare industry. Today I am happy to report that we will own them both.

  There are many significant benefits that accrue to Cendant from this acquisition that I will touch upon. Steve Holmes, the Chairman of the Hospitality Division will walk you through some more detail in just a few minutes.

  First, Trendwest has been one of the best managed companies in the industry and has achieved around 30% compound annual sales and earnings growth since 1997. Trendwest has developed attractive, and profitable, product in geographic areas that directly complement our existing Fairfield and Equivest product and locations and serve different customers than our existing product offering.

  The structure of the acquisition provides a number of other benefits as well. First, as many of you know, the credit rating agencies have even higher standards than ever before as they analyze our Company and every other investment grade issuer. Our goal is to improve our credit rating. First, we were removed from credit watch placed on virtually every travel related company in the wake of September 11 and we have now further enhanced our balance sheet by issuing equity. We continue to evaluate opportunities for acquisition but with a careful eye toward our balance sheet.

  In addition, as Trendwest is, for all intents and purposes, a privately held company, the majority shareholders would only consider a tax-free exchange of shares, which we were able to accomplish. And, due to the very small public float and no premium we do not anticipate any arbitrage impact on Cendant shares.

  Of course, as we have previously committed to you, this acquisition like every one we make, is expected to be accretive to our earnings per share and is in our core travel space. At the present time, we anticipate it will add one penny to EPS this year and two cents next year. Those amounts are based upon early assessments of synergy opportunities.

  While the particulars of the deal structure are described in the press release, there are a few key points that I'd like to cover:

    •
    The purchase price is expected to be $24.00 per Trendwest share. The actual value paid, in Cendant shares, will fluctuate with Cendant's share price.

    •
    The transaction will close in two steps- the first will be the acquisition of 90% of Trendwest shares from the majority holders in May; the second will be from public shareholders once the registration statement is effective.

    •
    Finally, I will note that the small amount of timeshare inventory on Trendwests' balance sheet will be included in the Cendant balance sheet.

  As we have told you on many an occasion, Cendant looks to augment its organic growth with strategic and accretive acquisitions within the Travel and Real Estate sectors of the global economy. Clearly, the Trendwest acquisition fits in that strategic plan. This acquisition:

    •
    Is a significant acquisition in the fastest growing segment of the Travel industry

    •
    Enhances both our timeshare offering and our ability to package inventory in the future for the benefit of other suppliers (airlines, rental car companies), travel agent customers of Galileo and our own travel agencies

    •
    It augments our strong organic growth

    •
    It basically completes building out our core timeshare platform domestically. We are now setting our sights on timeshare opportunities overseas.

  At this time I would like to ask Steve Holmes, the Chairman of our Hospitality Division, to discuss the acquisition in more detail.

Steve Holmes

  Thank you Henry.

  Before I dive into the Trendwest story, I would like to give you a brief update on how we are doing with our existing timeshare operator acquisitions. As you will remember, through our ownership of RCI we found that the demographics of timeshare owners are very compelling and the satisfaction rate with the product is very high. In fact, today only 5% of income eligible consumers in the US own timeshare. Yet, we believe, 40% of timeshare consumers buy more timeshare. And, with baby boomers turning 50 every seven seconds in the US, we have an absolutely enormous opportunity to sell our timeshare products to this huge consumer base that is just entering its strongest phase of travel spending.

  These factors together with the belief that we could effectively use Cendant databases and cross marketing to improve the selling process, lead us to acquire Fairfield Resorts a year ago.

  Despite a challenging economy in 2001 and the events of September 11th, Fairfield not only met but also exceeded our expectations. This was a combination of a great management effort and the application of some effective cross marketing within Cendant. We followed that acquisition with the small tuck-in acquisition of Equivest earlier this year. Just a few weeks into this acquisition we are already seeing improved results. These improvements come from applying Fairfield systems at Equivest resorts and a dose of strong management.

  Now turning to Trendwest. Similar to the Fairfield transaction, Trendwest brings us a great management team with a strong record of growth. Trendwest has a flexible points-based club and with a 95% rating has some of the highest satisfaction in the industry. In addition to these attractive similarities, there are some very compelling differences between Fairfield and Trendwest. For example, the bulk of the sales performed by Fairfield are done at the resort; whereas, Trendwest sells the bulk of its product from off-resort sales centers. As Henry mentioned, there is also an attractive geographic overlap with Fairfield and Trendwest. Fairfield has heavy concentration in the eastern portion of the US and Trendwest is strong in the west and the Asia Pacific region—two very exciting and under penetrated areas for timeshare.

  For those of you who watched us add multiple hotel brands then multiple real estate brands, you know that we thrive in a multi-brand environment. We will run these two businesses independently and in some markets competitively. By applying the best demonstrated practices between the two businesses we felt that 2 + 2 will equal more than four. For example, both Fairfield and Trendwest have product in Las Vegas—doubling our chance to get the consumer in one of the Cendant brand timeshare resorts.

  Of course, I should also mention that the additional product we will have from this acquisition will also complement our developing strategy of packaging timeshare product with other Cendant and non-Cendant inventory—be it rental cars and/or airline seats—for distribution both through the travel agent customers of Galileo and the online and offline travel agencies affiliated with Cendant. This is another huge strategic advantage versus our competitors in the timeshare, GDS and travel agency spaces.

  So, to sum up, the Trendwest acquisition is a compelling strategic opportunity that:

    •
    Is accretive

    •
    Complements our product offering both geographically and by product type

    •
    Adds product sales diversity

    •
    Adds inventory available for distribution

    •
    Positions us extremely well in the fastest growing segment of the Travel industry

  At this time, Henry, Kevin and I would be pleased to take your questions.

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        In connection with the proposed transaction, Cendant Corporation will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the Registration Statement on Form S-4 when it become available, because it will contain important information. Investors and security holders may obtain a free copy of the Registration Statement on Form S-4 (when available) and other documents filed by Cendant Corporation and Trendwest Resorts, Inc. with the SEC at the SEC's web site at http://ww.sec.gov. Free copies of the Registration Statement on Form S-4, once available, and Cendant Corporation's other filings with the SEC may also be obtained from Cendant Corporation via its web site at http://www.cendant.com or by directing a request to Investor Relations, Cendant Corporation, 9 West 57th Street, New York, NY 10019, telephone: (212) 413-1845.